UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
           OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number 001-14537

                                  Lodgian, Inc.
             (Exact name of registrant as specified in its charter)

                      3445 Peachtree Road, N.E., Suite 700
                             Atlanta, Georgia 30326
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           Common Stock, par value $.01 per share*, Rights to Purchase
                          Participating Preferred Stock
            (Title of each class of securities covered by this Form)

                    Common Stock, par value $.01 per share*;
               Series A Preferred Stock, par value $.01 per share,
                       Class A Warrants, Class B Warrants
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)     (X)   Rule 12h-3(b)(1)(i)     ( )
            Rule 12g-4(a)(1)(ii)    ( )   Rule 12h-3(b)(1)(ii)    ( )
            Rule 12g-4(a)(2)(i)     ( )   Rule 12h-3(b)(2)(i)     ( )
            Rule 12g-4(a)(2)(ii)    ( )   Rule 12h-3(b)(2)(ii)    ( )
                                          Rule 15d-6              ( )

   Approximate number of holders of record as of the certification or notice date: None

   Pursuant to the requirements of the securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 25, 2002             By:   /s/ Daniel E. Ellis
                                          -----------------------------------
                                          Name:  Daniel E. Ellis
                                          Title: Secretary and Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* = Pursuant to an Order of the United States Bankruptcy Court for the Southern District of New York, dated November 5, 2002, which confirmed the First Amended Joint Plan of Reorganization of Lodgian, Inc., et al., as of the date of this Form 15, the old common stock of Lodgian, Inc. has been cancelled and new shares of common stock are being issued.